EXHIBIT 99.1

WELCOME TO CANETIC.

Now the third largest conventional Canadian oil and gas royalty trust, Canetic was formed in January 2006 through the merger of Acclaim Energy Trust and StarPoint Energy Trust. We combined two mid-sized trusts to create a new benchmark energy trust that has substantial financial strength and a great asset and opportunity base. We believe Canetic is well-positioned to create long-term value for its unitholders.

CANETIC RESOURCES TRUST FIRST QUARTER 2006 FINANCIAL RESULTS

Canetic Resources Trust (“Canetic” or the “Trust” or “We”) (CNE.UN – TSX; CNE – NYSE) is pleased to announce its financial and operating results for the three months ended March 31, 2006.

Highlights of the first quarter include:

•      On January 5, 2006, Canetic was formed on the completion of the merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”). Canetic is now one of the largest conventional oil and gas trusts in Canada with an enterprise value of more than $5 billion.

•      The Acclaim and StarPoint properties, information systems and staff were integrated as planned on the completion of the merger.

•      On February 15, 2006, Canetic listed on the New York Stock Exchange and commenced trading under the symbol CNE.

•      Production for the quarter averaged 72,737 boe/d, excluding StarPoint volumes for the first four days of January prior to the date of the merger. Including StarPoint volumes for the first four days of January, combined production for Canetic from January 1, 2006, to March 31, 2006 averaged 74,250 boe/d.

•      Cash flow for the first quarter increased 141 percent to $194.7 million as compared to $80.8 million for the same period in 2005.

•      Monthly distributions increased to $0.23 per unit resulting in a payout ratio of 68 percent during the quarter. This represents an increase in monthly distributions of 18 percent to former Acclaim unitholders and 5 percent to former StarPoint unitholders. This also represents 42 consecutive months of sustained or increased distributions for former Acclaim unitholders and 15 consecutive months for former StarPoint unitholders.

•      During the quarter, Canetic was active in the exploitation of the combined assets, incurring $67.0 million in development expenditures while participating in the drilling of 103 gross wells with a 98 percent success rate. The program resulted in 62 gross (29.5 net) gas wells, 37 gross (22.2 net) oil wells, 2 gross (0.2 net) service wells and 2 gross (1.5 net) dry and abandoned wells.

The merger of Acclaim and StarPoint has been accounted for as a purchase by Acclaim and accordingly, the comparative figures are that of Acclaim for the same period of 2005. Additionally, as the merger occurred January 5, 2006, all financial and operating results of the StarPoint properties have been excluded for the first four days of the quarter.

ADVISORY

Forward-Looking Statements

Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, inability to access sufficient capital from internal and external sources, changes in legislation, including but not limited to income tax and environmental laws and regulatory matters; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Non-GAAP Measures

We use the term cash flow, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources. Net debt does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other companies or trusts.

We use the term payout ratio, which we define as cash distributions to unitholders divided by cash flow. Payout ratio does not have a standardized measure prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

2006 HIGHLIGHTS

	Three Months Ended March 31
($millions except per share amounts)	2006(1)	2005	change

FINANCIAL
Gross revenue	350.3	171.2	105%
Cash flow from operations	194.7	80.8	141%
Per unit - basic(2)	0.97	0.92	5%
Per unit - diluted(2)	0.96	0.91	5%
Net earnings (loss)	59.2	(16.8)	—
Per unit - basic(2)	0.29	(0.19)	—
Per unit - diluted(2)	0.29	(0.19)	—
Distributions	132.9	50.7	162%
Per unit(2)	0.6900	0.4875	42%

Capital expenditures
Development expenditures	67.0	26.1	157%
Net capital expenditures	2,582.6	24.9	10272%
Total assets	4,937.4	1,536.1	221%
Long-term debt	838.1	334.8	150%
Net debt (excluding financial derivatives)	828.0	292.1	—
Unitholders’ equity	3,282.2	734.3	347%
Weighted average trust units outstanding (000s)(2)	200,705	87,392	130%
Trust units outstanding at period end (000s)(2)	201,182	86,313	133%

OPERATING
Production
Natural gas (mmcf/d)	176.1	104.1	69%
Crude oil (bbl/d)	37,625	19,043	98%
Natural gas liquids (bbl/d)	5,763	5,698	1%
Barrel of oil equivalent (boe/d) @ 6:1	72,737	42,089	73%
Average prices
Natural gas ($/mcf)	8.94	7.02	27%
Natural gas ($/mcf) (net of financial instruments)	9.13	7.06	29%
Crude oil ($/bbl)	54.33	51.09	6%
Crude oil ($/bbl) (net of financial instruments)	51.08	44.38	15%
Natural gas liquids ($/bbl)	46.86	34.93	34%
Drilling activity (gross)
Gas wells	62	16	—
Oil wells	37	4	—
Standing/service	2	—	—
Dry and abandoned	2	—	—
Total gross wells	103	20	—
Total net wells	53.4	5.6	—
Success rate (%)	98%	100%	—

(1) Includes the financial and operating results of StarPoint Energy Trust from the date of the merger, January 5, 2006.

(2) All units of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

PRESIDENT’S MESSAGE

The first quarter of 2006 saw the formation of Canetic, a new benchmark energy trust, from the merger of Acclaim and StarPoint on January 5, 2006. The combined entity is now the third largest conventional oil and gas trust in Canada with an enterprise value of more than $5 billion. We believe the merger was strategic and that it provides unitholders with a high quality asset base; a reserve base of 238 million boe on a proved plus probable basis; a Reserve Life Index of approximately nine years; a diversified production base weighted 60 percent towards primarily light oil and 40 percent to natural gas; a high quality, low risk development drilling inventory; and a strong balance sheet.

One of our objectives in completing the merger was to be aggressive with the integration of the two organizations and “hit the ground running” on January 5, 2006. We are pleased to report that the targets were met and the information systems, data and staff were integrated at close, including the addition of over 40 new employees. The management and employees of both Acclaim and StarPoint worked diligently through the challenges presented by such a large undertaking with great success. As a measure of that success, Canetic had a very active exploitation and optimization program in the first quarter of 2006. Canetic’s operated program resulted in the drilling of 31 gross (27.2 net) wells while also participating in 72 gross (26.2 net) wells operated by our partners with a 98 percent success rate. In addition, we also completed 230 optimization and facility projects during the quarter which continued to add production at very efficient rates.

On February 15, 2006, Canetic began trading under the symbol CNE on the New York Stock Exchange.

We believe Canetic is now well positioned to create long-term value for its unitholders through a quality asset base, a strong balance sheet and quality people. Additionally, the combined Trust has a greater weighting in the TSE indexes, and through the NYSE listing, should have greater access to capital. We believe this positions the Trust to be more competitive in pursuing and executing strategic acquisitions and in diversifying our asset base through investment in long-term, more capital-intensive projects.

FINANCIAL RESULTS

The merger of Acclaim and StarPoint has been accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006. The comparative results for 2005 are those of Acclaim only. All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

For the three months ended March 31, 2006, Canetic revenue and cash flow more than doubled and production levels were up 73 percent compared to the same period in 2005 due to the merger of Acclaim and StarPoint and continued strong commodity prices.

Canetic’s gross revenue for the first quarter of 2006 totalled $350.3 million, up 105 percent from $171.2 million reported by Acclaim in the first quarter of 2005 and up 50 percent from $234.1 million in the last quarter of 2005.

Cash flow from operations increased to $194.7 million or $0.97 per basic unit, an increase of 141 percent from $80.8 million or $0.92 per basic unit, for the same period in 2005. This also represents an 83 percent increase from Acclaim’s cash flow of $106.5 million reported in the fourth quarter of 2005. Our 2006 cash flow includes a realized financial derivative loss of $8.0 million compared to a loss of $11.1 million for the same period in 2005. The increase in cash flow is due to higher production levels associated with the StarPoint merger and higher commodity prices.

Net earnings for the three months ended March 31, 2006 totalled $59.2 million or $0.29 per basic unit compared to a loss of $16.8 million or $0.19 per basic unit for the same period in 2005.

The price of West Texas Intermediate (WTI) crude averaged US$63.53 per barrel during the first quarter of 2006, up 27 percent from the average price of US$49.90 per barrel for the same period in 2005. The Trust received an average crude oil price, before adjustments for financial instruments, of $54.33 per barrel as compared to $51.09 per barrel for the comparable period in 2005.

The Trust’s corporate average price for natural gas, before adjustments for financial instruments, was $8.94 per thousand cubic feet as compared to $7.02 per thousand cubic feet for the same period in 2005.

Capital spending on development activities for the three months ended March 31, 2006 totalled $67.0 million, 156 percent greater than the $26.1 million incurred in the same period in 2005. Additionally, the consideration for the acquisition of StarPoint was $2,511.7 million, resulting in net capital expenditures of $2,582.6 million in the first quarter of 2006.

REVIEW OF OPERATIONS

Canetic’s first quarter of operations was highlighted by a significant increase in drilling activity and an expanded optimization program relative to the same period in 2005. In total, 103 gross (53.4 net) wells were drilled during the first three months of 2006, with activity primarily focused in the Williston Basin and Rocky areas as well our coalbed methane (“CBM”) plays. Drilling resulted in 62 gross (29.5 net) gas wells, 37 gross (22.2 net) oil wells, 2 gross (0.2 net) service wells and 2 gross (1.5 net) dry and abandoned wells with a 98 percent success rate. Optimization continued to play a key role in the Trust’s ongoing development program. Canetic executed on over 230 optimization and facility events during the quarter.

Canetic invested a total of $67.0 million of capital during the first quarter including $39.2 million for drilling, $15.2 million for optimization, $8.7 million for workovers and recompletions, $1.1 million for geological expenditures and $2.7 million on land acquisitions.

Production for the quarter averaged 72,737 boe/d, excluding StarPoint volumes for the first four days of January prior to the close of the merger. If StarPoint volumes had been included from January 1, 2006, production for Canetic from January 1, 2006, to March 31, 2006 would have averaged 74,250 boe/d.

Operating costs remained on budget, averaging $8.49 per boe during the quarter. As increased levels of activity across the sector continue to put upward pressure on costs Canetic will continue to pursue cost saving initiatives.

The first quarter of 2006 was highlighted by aggressive exploitation activity in the following areas:

•                  In the Williston Basin, which includes southeast Saskatchewan, southwest Manitoba and North Dakota, Canetic participated in the drilling of 28 gross (17.5 net) oil wells with a 100 percent success rate. All 28 wells were tied in and on production prior to the quarter end. Multi-well programs have been identified in the southeast Saskatchewan area for the second and third quarter of 2006.

•                  Canetic was also active in our CBM plays during the first quarter of 2006. During the quarter, Canetic drilled 11 gross (3.6 net) gas wells in the Horseshoe Canyon play in central Alberta. Another 10 gross (6.2 net) gas wells were drilled in the Powder River Basin coals in Wyoming. The maturity of this basin enables the production of sales volumes within six months of initiating the dewatering process. A further 3 gross (1.4 net) gas wells were drilled in the Upper Mannville coals at the Doris and Corbett properties in south central Alberta. Continued industry activity and the incorporation of horizontal drilling technology in the Upper Mannville coal play has significantly reduced dewatering times. As a result, wells drilled during the first quarter of 2006 are expected to be producing sales volumes within three to five months. Each of these three areas will see increased activity throughout the remainder of 2006 with up to 70 new CBM wells planned.

•                  In the Rocky area, a total of 15 gross (8.2 net) wells were drilled during the first quarter. The activity was primarily in Willesden Green where 14 gross (7.2 net) gas wells targeted the Edmonton Sands, Belly River Sands and Rock Creek formations with a 100 percent success rate. Up to 25 wells remain to be drilled through the remainder of 2006, with 22 of those targeting gas.

•                  In the Peace River Arch area, Canetic drilled 9 gross (3.4 net) wells resulting in 5 gross (3.4 net) gas wells and 4 gross (0.5 net) oil wells with a 100 percent success rate. Gas drilling was focused on the Pouce Coupe assets targeting the Halfway, Montney and Doig formations. Canetic expects to have four gas wells on-stream prior to the end of the second quarter. The Trust is proceeding with the construction of a compressor facility at Pouce Coupe which is expected to be in place early in the third quarter resulting in additional incremental production. Additionally, Canetic participated in the shooting of a 24 km2 3D program in the Pouce Coupe area and will be using the results to aggressively pursue the Halfway, Montney and Doig formations during the remainder of 2006. During the first quarter Canetic drilled its first joint venture Cadomin well at Blackhawk, located in northeastern British Columbia. Canetic is a 20 percent participant with a 50 percent interest at the equip and tie-in stage. This drill followed a 76 km2 3D seismic program that was shot earlier in the quarter. Canetic is expecting to participate in at least two other similar wells before the end of the second quarter.

•      Additional drilling was completed in other areas including Drayton Valley, Southern Alberta and Central Alberta.

In our fourth quarter press release we noted that our targeted production could be impacted by the decline of Leduc D3a production at Acheson, tie-in delays and capacity constraints at Pouce Coupe and Willesden Green. Although production from the D3a pool at Acheson has significantly outperformed our expectations since we acquired this property as part of the Chevron/Texaco acquisition in June 2004, we experienced a greater decline than anticipated in the first quarter of 2006. Accordingly, we now expect that annual production for 2006 will average between 72,000 and 74,000 boe/d

It is important to note that our 2006 drilling and optimization programs remain on track and continue to add production and reserves as planned.

CASH DISTRIBUTIONS & TAXABILITY

Canetic paid distributions of $132.9 million during the quarter or $0.69 per Trust unit. This represents a payout ratio of 68 percent. The first distribution of $0.23 per unit per month for Canetic was paid February 15, 2006 to unitholders of record on January 31, 2006.

Based on our current business and financial model, Canetic continues to estimate that for 2006 income tax purposes, our distributions will be comprised of 5 to 15 percent return of capital and 85 to 95 percent income for Canadian investors. For US investors, we estimate that our distributions for 2006 will be zero to 10 percent return of capital and 90 to 100 percent qualifying dividend income as computed under US income tax law. This tax estimate is based on information available to Management as of May 9, 2006, and is subject to change based on a variety of circumstances including, but not limited to, commodity prices, acquisitions and tax and royalty rates. Actual taxable and return of capital amounts will be provided in early 2007.

COMMODITY PRICE RISK MANAGEMENT

The price of West Texas Intermediate (WTI) crude averaged US$63.53 per barrel during the first quarter of 2006, up 27 percent from the average price of US$49.90 per barrel for the same period in 2005. Canetic’s average crude oil price, before adjustments for financial instruments, was $54.33 per barrel compared to $51.09 per barrel for the comparable period in 2005.

Although the price of WTI has increased substantially over the past year, the price received by Canadian producers has not increased by the same proportional amount. We believe that this is due to the seemingly contradictory events of physical crude oil inventories being at historically high levels at a time when political tensions and other factors cast concerns over global crude oil supplies. We believe that concerns about Iran’s plutonium enrichment program, rebel conflicts in Nigeria and ongoing supply disruptions from Iraq coupled with continued high demand growth from China and the Far East have pushed the benchmark WTI futures contract on the New York Mercantile Exchange (NYMEX) to record closing levels. We are of the view that these concerns have created a risk premium for financially traded barrels on the NYMEX that is not entirely captured by producers, resulting in a widening gap between the NYMEX price and the producer’s actual sales price.

The most commonly quoted benchmark price for Canadian natural gas is the AECO Daily Index which averaged $7.52 per thousand cubic feet during the first quarter of 2006, up 9 percent from the average price of $6.90 per thousand cubic feet for the same period in 2005. Canetic’s corporate average price, before adjustments for financial instruments, was $8.94 per thousand cubic feet versus $7.02 per thousand cubic feet for the same period in 2005. In an effort to mitigate price volatility, Canetic splits its natural gas sales evenly between daily and monthly pricing indexes. This strategy benefited Canetic in the first quarter as the AECO Monthly Index price averaged $9.30 per thousand cubic feet, significantly higher than the benchmark AECO Daily Index price for the same period.

The winter of 2005-2006 was one of the warmest on record and has been much publicized as the primary cause for the sharp decline in natural gas prices in the first quarter of 2006. This is North America’s second unusually warm winter in succession and natural gas inventories are at their highest end-of-winter level ever. We believe that concerns of possibly over-filling storage during the summer injection season has caused natural gas prices to weaken on both the spot and futures market. In addition to the warm winter, it is believed that there has been some discretionary loss of industrial demand for natural gas in the second half of last year due to the high prices at that time and some temporary demand loss due to hurricanes Katrina and Rita. Canetic believes that current inventory levels are the result of short-term factors and that natural gas is still a scarce resource in North America with significant potential for price increases.

OUTLOOK

One of our objectives on the completion of the Acclaim/StarPoint merger was to “hit the ground running”. We are pleased with our progress which can be measured somewhat by our results for the first quarter of 2006 as well as by the level of exploitation activity reported. On an operated basis, we drilled 31 gross wells while participating in 72 gross wells operated by our partners.

For the balance of 2006, we will continue to actively exploit our asset base, particularly in the second half of 2006. We are encouraged by the results of our first quarter program and as a result, our capital budget will remain at approximately $320 million. This level of capital expenditure will allow us to participate in the drilling of approximately 270 gross wells.

We have reduced slightly our production forecast range from 73,500 – 75,500 boe/d to 72,000 – 74,000 boe/d to reflect the one-time impact at Acheson. Our capital programs continue to deliver production and reserves at very efficient rates.

We remain excited about the future prospects of Canetic. We truly believe that we have created an entity that is well positioned for the long term, with significant asset depth and diversity, great opportunities and quality people. We also continue to look for both asset and corporate acquisition opportunities which complement our current asset base as well as maintaining a leadership role in the consolidation of oil and gas trusts.

Jack C. Lee	J. Paul Charron
Chairman	President & Chief Executive Officer

May 9, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005, MD&A for the year ended December 31, 2005 and the unaudited Consolidated Financial Statements of Canetic Resources Trust (“Canetic”) for the three months ended March 31, 2006. This MD&A is dated May 9, 2006. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This discussion provides Management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources. Net debt does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

We use the term payout ratio, which we define as cash distributions to unitholders divided by cash flow. Payout ratio does not have a standardized measure prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

TRANSACTION

On December 19, 2005, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) announced they had received the necessary approval of their unitholders to combine the two trusts to form Canetic. The transaction closed January 5, 2006.

The merger occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax-deferred basis. Each Acclaim unitholder received 0.8333 of a new trust unit for each unit they held. In addition, unitholders of both trusts received common shares in TriStar Oil and Gas Ltd. (“TriStar”), a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint. All units of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

The transaction between Acclaim and StarPoint is being accounted for as an acquisition by Acclaim; therefore Acclaim’s results and operating history have been utilized for comparative purposes. The operating and financial results for the quarter include those of the StarPoint assets from date of closing, January 5, 2006.

HIGHLIGHTS

We are very pleased to announce our financial and operating results for the three months ended March 31, 2006.

•                  Production averaged 72,737 barrels of oil equivalent per day (“boe/d”), a 73 percent increase from 42,089 boe/d reported for the same period a year earlier. Full quarter production averaged 74,250 boe/d including 44,432 bbl/d of crude oil and liquids and 178.9 mmcf/d of natural gas.

•                  Cash flow totalled $194.7 million, a 141 percent increase from $80.8 million reported a year earlier. On a per unit basis, cash flow increased 5 percent to $0.97 per basic unit.

•                  Our first quarter capital program was very active as we participated in the drilling of 103 gross (53.4 net) wells. As many of the wells were tied-in late in the quarter, the full impact of the production adds from this program will be realized in subsequent periods.

•                  Distributions were increased to $0.23 per unit per month and our payout ratio during the quarter approximated 68 percent based on cash flow from the StarPoint assets from date of closing.

RESULTS OF OPERATIONS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING INFORMATION

	2006	2005				2004
($000s except per unit amounts)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Production
Natural gas (mmcf/d)	176.1	105.8	107.4	100.6	104.1	108.2	108.9	77.8
Crude oil (bbl/d	37,625	16,945	17,213	17,947	19,043	18,739	17,004	9,475
Natural gas liquids (bbl/d)	5,763	4,970	5,110	5,302	5,698	6,005	5,796	2,170
boe/d @ 6:1	72,737	39,541	40,227	40,017	42,089	42,780	40,949	24,607

Petroleum and natural gas sales	350,346	234,098	217,449	177,501	171,201	170,504	167,894	91,407
Cash flow from operations(1)	194,741	106,477	92,679	80,516	80,803	73,804	78,013	39,678
Per unit - basic	0.97	1.16	1.03	0.92	0.92	0.85	0.96	0.60
Per unit - diluted	0.96	1.14	1.02	0.91	0.91	0.85	0.89	0.55
Net earnings (loss)(1)	59,195	48,662	6,538	27,473	(16,825)	23,736	(1,023)	3,575
Per unit - basic	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)	0.05
Per unit - diluted	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)	0.05

(1)     When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Production volumes during the quarter were very strong, averaging 72,737 boe/d, an increase of 84 percent from 39,541 boe/d reported for the fourth quarter of 2005. Crude oil prices maintained their strength during the quarter with the West Texas Intermediate (“WTI”) price averaging US$63.53 per barrel as compared to US$60.02 in the fourth quarter of 2005. Canetic’s natural gas price averaged $8.94/mcf as compared to $12.29/mcf during the fourth quarter of 2005.

The transaction with StarPoint is being accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results for the three months ended March 31, 2006, include those of the StarPoint assets from the date of acquisition, January 5, 2006. Comparative results are those of Acclaim only. Had Canetic recorded the transaction from January 1, 2006, cash flow would have been $199.4 million and production would have averaged 74,250 boe/d including 44,432 bbl/d of crude oil and liquids and 178.9 mmcf/d of natural gas.

Quarter over quarter petroleum and natural gas sales have been influenced by production volumes and commodity prices. The prices of crude oil, natural gas and NGLs have increased significantly since the first quarter of 2004. In combination with increased production volumes from the ChevronTexaco property acquisition and StarPoint merger, petroleum and natural gas sales have continued to increase quarter over quarter.

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation (“ChevronTexaco”) for total cash consideration of $433.7 million. The transaction was effective June 1, 2004 and closed on June 30, 2004. As a result, production and related cash flow has been reflected in the results beginning July 1, 2004. The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba. Production from these assets at the time of acquisition approximated 17,000 boe/d including 11,450 bbl/d of oil and NGLs and 37.5 mmcf/d of natural gas.

The variation of net earnings, quarter over quarter, is primarily a result of depletion rates, the provision for future income taxes and financial derivative gains and losses.

PRODUCTION

	Three Months Ended March 31
Production(1)	2006	2005
Natural gas (mmcf/d)	176.1	104.1
Crude oil (bbl/d)	37,625	19,043
Natural gas liquids (bbl/d)	5,763	5,698
Barrel of oil equivalent (boe/d, 6:1)	72,737	42,089
Percentage crude oil and natural gas liquids	60%	59%

(1)  Production volumes associated with the StarPoint acquisition are included from the date of closing, January 5, 2006.

Crude oil and natural gas liquids production for the three months ended March 31, 2006 averaged 43,388 bbl/d, a 75 percent increase over the 24,741 bbl/d reported for the corresponding period in 2005.

Natural gas sales for the first three months of the year averaged 176.1 mmcf/d, 69 percent higher than the 104.1 mmcf/d reported for the three months ended March 31, 2005.

On a barrel of oil equivalent basis, production during the first quarter increased 73 percent to 72,737 boe/d as compared to 42,089 boe/d a year earlier. Fourth quarter 2005 production averaged 39,541 boe/d.

Production volumes for the three months ended March 31, 2006, include the acquisition of StarPoint from the date of closing, January 5, 2006. As a result of this acquisition the production of crude oil and natural gas liquids relative to total production increased slightly to 60 percent from 59 percent in the first quarter of 2005 and 55 percent in the fourth quarter of 2005.

Usual production declines during the quarter were partially offset by wells from our 2005 and 2006 drilling programs which were tied-in and put on production during the quarter as well as from our extensive workover program. Although much of the 2006 winter drilling program was tied-in during the first quarter, there remains production of approximately 500 boe/d which will not be brought on stream until the second quarter of 2006.

COMMODITY PRICES

The price of West Texas Intermediate crude averaged US$63.53/bbl during the first three months of 2006, up 27 percent from the average price of US$49.90/bbl for the same period in 2005. WTI during the quarter increased 6 percent from an average of US$60.02/bbl in the fourth quarter of 2005.

For the three months ended March 31, 2006, we received an average oil price of $54.33/bbl as compared to $51.09/bbl for the comparable period in 2005. Our average oil price during the quarter decreased 8 percent from an average of $59.37/bbl reported during the fourth quarter of 2005. Historically, high crude oil inventory levels across North America have caused Canetic’s corporate average oil price differential to widen in relation to the benchmark NYMEX WTI futures contract over the past year.

Our average natural gas price was $8.94/mcf for the three months ended March 31, 2006 as compared to $7.02/mcf during the same period in 2005.

The AECO Daily Index gas price averaged $7.52/mcf during the first quarter of 2006, up 9 percent from the average price of $6.90 for the same period in 2005. The AECO Daily Index price for the first quarter of 2006 was 34 percent lower than the fourth quarter 2005 price of $11.38. In an effort to mitigate price volatility, we allocate our natural gas sales evenly between the daily and monthly price indexes.

The Canadian dollar continues to show strength, averaging US$0.8659 during the quarter. As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production. To mitigate the impact of exchange rate fluctuations, Canetic will from time to time use foreign exchange contracts directly or execute crude oil swaps denominated in Canadian dollars. During the first quarter,

Canetic had no hedges in place but had 4,800 bbl/d of its crude oil production hedged using Canadian dollar denominated swaps.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended March 31
Revenue ($000s)	2006	2005
Natural gas	141,674	65,731
Crude oil and natural gas liquids	208,672	105,470
Petroleum and natural gas sales	350,346	171,201

Petroleum and natural gas sales, before royalties and transportation costs increased to $350.3 million for the three months ended March 31, 2006, up 105 percent from $171.2 million reported for the corresponding period in 2005.

Revenues, quarter over quarter, have been impacted by increased production volumes associated with the Acclaim/StarPoint merger which closed January 5, 2006, the appreciation in the exchange rate of the Canadian dollar relative to the U.S. dollar and the increase in the WTI price of crude oil.

ROYALTIES

	Three Months Ended March 31
Royalties ($000s)	2006	2005
Royalties, net of ARTC	67,124	37,174
Percentage of petroleum and natural gas revenue	19.2%	22%
$/boe	10.25	9.81

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a Crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. There is a maximum rate of 30 percent for new gas and 45 percent on old gas. The vast majority of our gas production is from new gas. In today’s gas price environment, we are subject to the maximum rates. Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

During the first quarter of 2006, royalties averaged $10.25 per boe or approximately 19.2 percent of Canetic’s total petroleum and natural gas sales price (before financial derivatives) of $53.52 per boe. This compares to $9.81 per boe or 22 percent of the average sales price reported for the same period in 2005. The reduction in royalty rates reflects a lower royalty burden carried by the StarPoint assets.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2006 will approximate 19.5 to 20.0 percent.

OPERATING COSTS

	Three Months Ended March 31
Operating costs ($000s)	2006	2005
Operating costs	55,565	30,040
$/boe	8.49	7.93

Our operating costs, net of processing fees, for the three months ended March 31, 2006, increased to $55.6 million as compared to $30.0 million during the same period a year earlier primarily as a result of increased production volumes. On a unit-of-production basis, operating costs averaged $8.49 per boe as compared to $7.93 per boe during the same period a year earlier. During the fourth quarter of 2005, operating costs totalled $32.9 million or $9.05 per boe.

We continue to experience higher field services costs throughout our asset base. Considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.

PETROLEUM AND NATURAL GAS TRANSPORTATION

	Three Months Ended March 31
Transportation ($000s)	2006	2005
Transportation expense	4,444	2,095
$/boe	0.68	0.55

During the first quarter, transportation costs totalled $4.5 million or $0.68 per boe as compared to $2.1 million or $0.55 per boe for the same period in 2005. Annual transportation costs in 2005 totalled $9.9 million or $0.67 per boe.

NET EARNINGS (LOSS) PER UNIT OF PRODUCTION

	Three Months Ended
	March 31		December 31
Netbacks ($/boe)	2006	2005	2005
Petroleum and natural gas revenue	53.52	45.20	54.19
less:
Royalties	10.25	9.81	11.90
Operating costs	8.49	7.93	8.49
Transportation costs	0.68	0.55	0.67
Net operating income	34.10	26.91	33.13
General and administrative	1.20	1.27	1.46
Interest on long-term debt	1.40	0.78	0.93
Interest on convertible debentures	0.10	0.41	0.30
Unit-based compensation -cash paid	—	—	0.06
Realized loss on financial derivatives	1.23	2.93	5.43
Current and large corporation tax	0.42	0.18	0.54
Cash flow from operations	29.75	21.34	24.41
Depletion, depreciation and amortization	22.99	15.39	15.82
Accretion	0.37	0.31	0.31
Unrealized (gain) loss on financial derivatives	(0.75)	14.82	1.40
Future income taxes (recovery)	(2.97)	(5.39)	0.58
Non-cash unit-based compensation	1.07	0.64	1.84
Net earnings (loss)	9.04	(4.43)	4.46

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended March 31
General and Administrative Expenses ($000s)	2006	2005
G&A expenses	12,215	7,252
Overhead recoveries	(4,344)	(2,457)
Net G&A expenses	7,871	4,795
$/boe	1.20	1.27

General and administrative expenses net of overhead recoveries totalled $7.9 million for the three months ended March 31, 2006, as compared to $4.8 million during the same period in 2005. On a unit-of-production basis, general and administrative expenses have decreased, quarter over quarter, from $1.57 per boe in the fourth quarter of 2005 to $1.20 per boe in the first quarter of 2006. The reduction on a unit-of-production basis reflects the economic efficiencies associated with the StarPoint acquisition.

For 2006, we anticipate general and administrative expenses to average $1.25 per boe.

INTEREST EXPENSE ON BANK DEBT

	Three Months Ended March 31
Interest expense ($000s)	2006	2005
Interest expense	9,186	2,957
Bank loans	838,086	334,800

Interest expense, representing interest on bank debt, increased to $9.2 million or $1.40 per boe from $3.0 million or $0.78 per boe a year earlier. Average debt levels have increased in the quarter as a result of the StarPoint acquisition and Canetic’s extensive drilling program in the fourth quarter of 2005 and the first quarter of 2006. At March 31, 2006, $838.1 million was drawn under our facility.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense in future quarters will reflect higher debt levels. Average interest rates incurred by Canetic during the first quarter of 2006 averaged approximately 4.4 percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense on convertible debentures totalled $0.7 million for the three months ended March 31, 2006. During the quarter debentures totalling $17.6 million were converted to trust units. At March 31, 2006, debentures totalling $51.9 million remain outstanding.

INTEREST RATE RISK MANAGEMENT

Canetic has assumed through the StarPoint/APF combination, fixed interest rate swaps between January 6, 2006 and September 30, 2007 covering $60.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee. The fair value of the fixed interest swaps at March 31, 2006 was a gain of approximately $0.2 million.

UNIT - BASED COMPENSATION

On December 19, 2005, the unitholders of Canetic approved a unit award incentive plan. The plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to directors, officers, employees and consultants of the Trust and its affiliates. The number of Performance Trust Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies. A holder of a Restricted or Performance Trust Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Trust Unit is outstanding.

For the three months ended March 31, 2006, the Trust recorded a compensation expense of $7.0 million (2005 – $2.4 million) and capitalized unit-based compensation of $2.6 million (2005 – $nil). Upon vesting, the obligation may be settled in units or cash, therefore, the March 31, 2006 compensation liability of $9.5 million (2005 – $7.9 million) has been classified as a current liability. The compensation liability is remeasured each period at the current market price. The March 31, 2006, compensation liability was based on the period-end closing price of $24.20 and the number of RTU’s and PTU’s outstanding at that time.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current quarter provision for depletion, depreciation and amortization totalled $150.5 million as compared to $58.3 million for the same period in 2005. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $22.99 per boe as compared to $15.39 per boe during the same quarter in 2005. The increase in depletion rate results from a higher depletable base and increased production volumes.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. For the three months ended March 31, 2006, we realized a net derivative loss of $8.0 million (2005 – $11.1 million) related to financial derivative instruments put in place to manage commodity price risk.

UNREALIZED LOSS ON FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. At March 31, 2006, we recorded a current financial derivative liability of $49.5 million and a long-term financial derivative liability of $35.1 million. The estimated fair value is based on a mark-to-market calculation as at March 31, 2006 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices. At March 31, 2006, Canetic recorded an unrealized financial derivative gain of $4.9 million (2005 – loss of $56.1 million).

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q2 2006	Q3 2006	Q4 2006	2007
Natural Gas
Fixed price volume (Gj/d)	28,000	30,000	30,000	5,000
Fixed price average ($/Gj)	$7.77	$7.85	$7.85	$8.47
Collars Volume (Gj/d)	35,000	35,000	28,333	11,250
Collar Floors ($/Gj)	$7.79	$7.79	$8.15	$8.40
Collar Caps ($/Gj)	$11.46	$11.46	$13.50	$14.92
Total Volume Hedged (Gj/d)	63,000	65,000	58,333	16,250
Crude Oil
CAD Fixed Price Volumes (bbl/d)	5,750	6,750	6,750	8,000
CAD Fixed Price Average ($/bbl/d)	$68.30	$68.23	$68.23	$67.26
Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500
Fixed Price Average ($US/bbl)	$48.11	$48.11	$48.11	$48.11
Participating Swaps (bbl/d)	1,000	1,000	1,000	—
Participating Swaps ($US/bbl)(1)	$47.50	$47.50	$47.50	$—
Collars Volume (bbl/d)	9,000	7,000	6,500	5,000
Collar Floors ($US/bbl)	$48.11	$48.93	$48.85	$56.50
Collar Caps ($US/bbl)	$62.02	$64.53	$64.57	$77.61
Total Volume Hedged (bbl/d)	17,250	16,250	15,750	14,500

(1)  Crude Oil Participating Swaps participate in 67 percent of any price rise above $47.50 in 2006

ASSET RETIREMENT OBLIGATIONS

We have estimated total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

As of March 31, 2006, the amount recorded as the fair value of our abandonment and reclamation obligations liability was $122.5 million. The increase from the estimated obligation at December 31, 2005 of $68.2 million results from the inclusion of the StarPoint assets. During the three months ended March 31, 2006, Canetic incurred $3.5 million of actual abandonment and reclamation costs and recorded accretion of $2.5 million.

INCOME TAXES

During the first quarter, Canetic recorded a future income tax recovery of $19.5 million. Current taxes include a provision of $2.7 million for federal and provincial capital taxes.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

	Three months ended March 31
Cash Flow ($000s)	2006	2005
Net Earnings (loss)	59,195	(16,825)
Adjustments for:
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion	2,451	1,173
Unrealized loss (gain) on financial derivatives	(4,934)	56,139
Future income taxes (recovery)	(19,462)	(20,407)
Cash flow from Operations	194,741	80,803
Unitholders’ Equity	3,282,192	764,583

For the three months ended March 31, 2006, cash flow from operations totalled $194.7 million or $0.97 per basic unit, representing a 141 percent increase from the $80.8 million, or $0.92 per basic unit during the same period in 2005. Our 2006 cash flow included a realized loss on financial derivative contracts of $8.0 million as compared to a loss of $11.1 million in 2005. The increase is due to higher production levels associated with the StarPoint merger which closed January 5, 2006 and higher commodity prices received during the year. Our basic weighted average units outstanding totalled 200.7 million for the three months ended March 31, 2006.

BANK DEBT

Canetic has an unsecured convenant based credit facility with a syndicate of financial institutions in the amount of $1.1 billion including a $50.0 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2006, $838.1 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2006, Canetic had a working capital deficiency of $39.4 million including a financial derivative liability of $49.5 million.

CONVERTIBLE DEBENTURES

As at March 31, 2006, we had convertible debentures outstanding of $51.9 million.

In accordance with the indentures governing the debentures, the conversion prices of the StarPoint 9.4% convertible, unsecured, subordinated debentures (the “9.4% Debentures”), StarPoint 6.5% convertible, extendible, unsecured, subordinated debentures (the “6.5%” Debentures), Acclaim 8% convertible, extendible, unsecured, subordinated debentures (the “8% Debentures”) and Acclaim 11% convertible, extendible, unsecured, subordinated debentures (the “11% Debentures”), have been adjusted based on the five day weighted average trading price of the TriStar common shares over the period from January 9 through January 13, 2006, which was approximately $9.01 per share.

As a result, effective January 16, 2006, the debentures are convertible into Canetic trust units at the following conversion prices:

•      9.4% Debentures (CNE.DB.A) – $16.02. Each $1,000 principal amount of 9.4% Debentures is convertible into approximately 62.42 Canetic trust units;

•      6.5% Debentures (CNE.DB.B) – $18.96. Each $1,000 principal amount of 6.5% Debentures is convertible into approximately 52.74 Canetic trust units;

•      8% Debentures (CNE.DB.C) – $15.56. Each $1,000 principal amount of 8% Debentures is convertible into approximately 64.27 Canetic trust units; and

•      11% Debentures (CNE.DB.D) – $11.24. Each $1,000 principal amount of 11% Debentures is convertible into approximately 88.97 Canetic trust units.

Convertible Debentures	Units Available on Conversion (000s)	Amount ($000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	—	—
Acquisition of StarPoint	576	9,255
converted to units	(136)	(2,220)
Balance, March 31, 2006	440	7,035
ii) 6.5% Convertible Debentures
Balance, December 31, 2005	—	—
Acquisition of StarPoint	2,313	43,944
Converted to units	(577)	(11,030)
Balance, March 31, 2006	1,736	32,914
iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	—
Converted to units	(233)	(3,610)
Balance, March 31, 2006	638	9,961
iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	—
Converted to units	(65)	(743)
Balance, March 31, 2006	177	1,975
Total, March 31, 2006	2,991	51,885

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures. The convertible, extendible, subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a nal maturity date, if extended of August 31, 2009, and will be convertible into trust units of Canetic at a price of $15.56 per trust unit.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.

Convertible Debentures Assumed on Acquisition of StarPoint

In connection with the acquisition of the Encana assets, StarPoint issued $60.0 million of 6.5% convertible, extendible, unsecured, subordinated debentures (the “StarPoint Debentures”) on May 26, 2005. The StarPoint Debentures mature on July 31, 2010 and are convertible at any time, at the option of the holder, representing a conversion price of $18.96 per trust unit. The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

In connection with the StarPoint/APF Combination, and pursuant to a debenture agreement dated June 27, 2005, (the “APF Debentures”) the APF Debentures were assumed by StarPoint. The 9.4% unsecured, subordinated, convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.02 per trust unit. The APF Debentures become redeemable at $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

CAPITAL EXPENDITURES

	Three Months Ended March 31
Capital Expenditures ($000s)	2006	2005
Land	2,782	508
Geological and geophysical	1,133	1,537
Drilling, completion and equipping	39,217	10,883
Workovers and recompletions	8,651	5,923
Production equipment and facilities	15,231	7,212
Net development expenditures	67,014	26,063
Property dispositions	—	(1,833)
Net capital expenditures	67,014	24,230
Acquisition of StarPoint	2,511,746	—
Office equipment	352	661
Asset retirement obligation change in estimate	925	—
Capitalized non-cash compensation	2,559	—
Net capital expenditures	2,582,596	24,891

For the three months ended March 31, 2006, expenditures for development activities totalled $67.0 million as compared to $26.1 million during the same period in 2005. A total of 103 gross (53.4 net) wells were drilled during the first quarter, compared to 20 gross (5.6 net) wells during the same period in 2005 resulting in 62 gross (29.5 net) natural gas wells and 37 gross (22.2 net) oil wells. The primary focus again this quarter was on well and facility optimization in areas that provide additional upside opportunity.

For the remainder of 2006 the Trust has plans to drill more than 135 wells. Our 2006 capital budget, as approved by the Board of Directors, totals $316.0 million for exploitation and development activities. Based on current commodity prices, these projects will be financed primarily with internally generated cash flow.

CASH DISTRIBUTIONS

Effective with the merger with StarPoint, Canetic set its monthly distribution at $0.23/unit per month beginning with distributions payable on February 15, 2006. This represented a 5 percent increase to former StarPoint unitholders and a 18 percent increase to former Acclaim unitholders.

	Three Months Ended March 31
($000s)	2006	2005
Cash flow from operations	194,741	80,803
Cash distributions	132,879	50,677
Distributions per unit ($)	0.6900	0.4875
Payout ratio	68%	63%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels, spending plans, and taxability. Given the strength of current commodity prices, we feel it is prudent to maintain our payout ratio at a conservative level. Cash flow in excess of distributions will be available to fund the 2006 capital expenditure program or reduce bank indebtedness.

For the three months ended March 31, 2006, the payout ratio increased to 68 percent as we generated $194.7 million of cash flow from operations and distributed $132.9 million. Our payout ratio in 2005 averaged 63 percent, including a fourth quarter 2005 payout ratio of 50 percent. The payout ratio in the first quarter would have approximated 66 percent had it not been for backing out StarPoint cash flow for the first four days of January.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2006 to approximate 60 to 70 percent.

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust has no guarantees or off-balance sheet arrangements.

CAPITAL

As at March 31, 2006, we had issued capital of 201.2 million trust units and at April 30, 2006, we had issued capital of 201.9 million trust units.

The merger of Acclaim and StarPoint occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax-deferred basis. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each unit held and each StarPoint unitholder received 1.0000 new trust unit for each unit they held. A total of 106.2 million units were issued pursuant to the arrangement. Also pursuant to the arrangement, all exchangeable shares were converted to units.

	Three months ended		Year ended
	March 31, 2006		December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s)	($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	—	—	—	(350)
Employee unit savings plan	53	1,174	89	1,646
Distribution reinvestment plan	143	3,165	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	—	—
Conversion of debentures	1,011	19,755	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	201,182	3,718,804	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s)	($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	—
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, March 31, 2006	—	—

As of March 31, 2006, there were 656,185 Restricted Trust Units and 1,606,371 Performance Trust Units outstanding entitling holders to 2,262,556 trust units upon vesting.

Liquidity and Capital Resources ($000s)	March 31, 2006
Long-term debt	838,086
Working capital deficiency	39,431
Net debt(1)	877,517
Units outstanding (000s)	201,182
Trust unit price	23.26
Market value	4,679,493
Convertible debentures	51,885
Total capitalization	5,608,895

(1) Net debt excludes the convertible debentures.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Canetic units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholder’s ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholder’s ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2005 to January 2006. For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income.

For 2006, Canetic estimates that 85 to 95 percent of cash distributions will be taxable and 5 to 15 percent will be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, volumes, commodity prices and other factors.

U.S. Taxpayers

Prior to 2006, U.S. unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution. U.S. taxpayers are eligible for a foreign tax credit with respect to Canadian withholding taxes paid. The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles. The taxable portion so determined, is considered to be a dividend for U.S. tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid US$1.61 per trust unit to U.S. residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.87 percent a tax-deferred return of capital.

For 2006, we estimate that 90 to 100 percent of distributions may be taxable with the balance representing a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident and has not had an impact on production in the area.

Canetic carries control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $50.0 million. Canetic continues to work through the claims process with its insurers. At March 31, 2006, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Additional information relating to the Trust , including the Annual Information Form is located on SEDAR at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

(unaudited) ($000s)	March 31, 2006	December 31, 2005
ASSETS
Current Assets
Accounts receivable	$257,764	$140,907
Prepaid expenses and deposits	22,212	11,630
	279,976	152,537
Property, plant and equipment, net (Note 3)	3,750,179	1,317,917
Goodwill (Note 2)	906,740	87,954
Deferred financing charges, net of amortization	505	689
Deferred costs	—	12,000
Total assets	$4,937,400	$1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$223,642	$157,368
Distributions payable	46,251	17,834
Financial derivative liability (Note 9)	49,514	22,965
	319,407	198,167
Bank debt (Note 4)	838,086	309,146
Convertible debentures (Note 6)	51,885	16,289
Financial derivative liability (Note 9)	35,065	8,763
Future income taxes	288,266	202,110
Asset retirement obligations (Note 5)	122,499	68,235
	1,655,208	802,710
Non-controlling interest (Note 7)	—	3,804

UNITHOLDERS’ EQUITY
Capital (Note 7)	3,718,804	1,087,459
Convertible debentures (Note 6)	6,539	—
Contributed surplus	—	40,836
Accumulated earnings	221,064	161,869
Accumulated distributions (Note 8)	(664,215)	(525,581)
	3,282,192	764,583
Total liabilities and unitholders’ equity	$4,937,400	$1,571,097

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron, CA
Chairman of the Board	President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

	Three Months Ended March 31
(unaudited) ($000s except per unit amounts)	2006	2005
REVENUE
Petroleum and natural gas sales	$350,346	$171,201
Royalty expense (net of Alberta Royalty Tax credit)	(67,124)	(37,174)
	283,222	134,027
EXPENSES
Operating	55,565	30,040
Transportation	4,444	2,095
General and administrative	7,871	4,795
Interest	9,186	2,957
Interest on convertible debentures	660	1,554
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion of asset retirement obligations	2,451	1,173
Realized loss on financial derivatives	8,029	11,100
Unrealized loss (gain) on financial derivatives (Note 9)	(4,934)	56,139
	240,763	170,576
Earnings (loss) before taxes	42,459	(36,549)
Provision for capital taxes	2,726	683
Provision for future income taxes (recovery)	(19,462)	(20,407)

NET EARNINGS(LOSS)	59,195	(16,825)
Accumulated earnings, beginning of period	161,869	96,021
Accumulated earnings, end of period	$221,064	$79,196
Net earnings (loss) per unit (2005 restated - Note 1)
Basic	$0.29	$(0.19)
Diluted	$0.29	$(0.19)
Weighted average units outstanding (2005 restated - Note 1)
Basic	200,705	87,392
Diluted	203,016	88,536

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
(unaudited) ($000s)	2006	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings (loss)	$59,195	$(16,825)
Adjustments for:
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion	2,451	1,173
Unrealized loss (gain) on financial derivatives	(4,934)	56,139
Provision for future income taxes (recovery)	(19,462)	(20,407)
Asset retirement costs incurred	(3,456)	(260)
Changes in non-cash operating working capital	(83,773)	(55,085)
	107,512	25,458
FINANCING ACTIVITIES
Proceeds from bank debt	90,548	50,955
Proceeds from issuance of units, net of issue costs	4,339	2,337
Distributions to unitholders	(132,879)	(50,677)
Changes in non-cash financing working capital	—	199
	(37,992)	2,814
	69,520	28,272
INVESTING ACTIVITIES
Disposition of petroleum and natural gas properties	—	1,833
Capital expenditures	(67,365)	(26,724)
Changes in non-cash investing working capital	(2,155)	(3,381)
Cash used in investing activities	(69,520)	(28,272)
Cash beginning and end of period	$—	$—
The Trust paid the following cash amounts:
Interest paid	$13,442	$4,992
Capital taxes paid	$6,446	$—

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.              SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Canetic Resources Trust (“Canetic”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the Acclaim 2005 audited annual consolidated financial statements.

The business combination of Acclaim and StarPoint Energy Trust (“StarPoint”) which occurred on January 5, 2006, was accounted for as an acquisition of StarPoint by Acclaim. The comparative figures for the prior year are the financial position, results of operations and cash flows of Acclaim only. All disclosures of units and per unit amounts of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

2.              STARPOINT ARRANGEMENT

Acclaim and StarPoint merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic. Each Acclaim unitholder received 0.8333 of a Canetic unit for each unit they owned and each StarPoint unitholder received one Canetic unit for each unit they owned. Unitholders in both Acclaim and StarPoint also received common shares in a new publicly listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.0833 of a TriStar common share for each unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each unit they owned. The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, but is subject to change upon the final determination of fair values.

($000s)
Current assets	150,889
Property, plant and equipment	2,511,746
Goodwill	818,784
Accounts payable and accrued liabilities	(148,165)
Distributions payable	(22,662)
long-term debt	(438,392)
Financial derivative liability	(57,785)
Convertible debentures - liability	(53,199)
Convertible debentures - equity	(8,691)
Future income taxes	(105,619)
Asset retirement obligations	(54,343)
2,592,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	30,000
2,592,563

3.              PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment ($000s)	March 31, 2006	December 31, 2005
Property, plant and equipment, at cost	4,538,068	1,955,472
Accumulated depletion and depreciation	(787,889)	(637,555)
	3,750,179	1,317,917

4.              LONG - TERM DEBT

Concurrent with the Arrangement, Canetic entered into a new credit facility with a syndicate of chartered banks that includes an unsecured, covenant based, extendible revolving credit facility of $1.1 billion including a $50.0 million working capital facility. Canetic may draw under the credit facility by way of:

a) Prime rate loans in Canadian dollars;

b) U.S. base rate loans in U.S. dollars;

c) Canadian and U.S. dollar Banker’s Acceptances;

d) London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars; and

e) Letters of Credit to be issued in Canadian or U.S. dollars.

The credit facility is available on a revolving basis for a period ending May 31, 2006. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in four equal quarterly installments commencing on the first anniversary of the term period. Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement. The effective interest rate on the credit facility for the three months ended March 31, 2006 was 4.4 percent (March 31, 2005 – 3.9 percent).

5.              ASSET RETIREMENT OBLIGATIONS

Future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $122.5 million (December 31, 2005 – $68.2 million) based on a total future liability of $344.6 million (December 31, 2005 – $216.5 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit-adjusted risk-free rate of 8.0 percent and an inflation rate of 2.0 percent.

The following table reconciles Canetic’s asset retirement obligation.

	Three months ended	Year ended
Asset Retirement Obligations ($000s)	March 31, 2006	December 31, 2005
Balance, beginning of period	68,235	58,649
Acquisition of StarPoint (Note 2)	54,343	—
Additions	926	1,551
Change in estimate	—	9,768
Settlement of liabilities during period	(3,456)	(6,293)
Accretion expense	2,451	4,560
Balance, end of period	122,499	68,235

6.                   CONVERTIBIE DEBENTURES

Convertible Debentures	Units Available on Conversion (000s)	Amount ($000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	—	—
Acquisition of StarPoint	576	9,255
Converted to units	(136)	(2,220)
Balance, March 31, 2006	440	7,035
ii) 6.5% Convertible Debentures
Balance, December 31, 2005	—	—
Acquisition of StarPoint	2,313	43,944
Converted to units	(577)	(11,030)
Balance, March 31, 2006	1,736	32,914
iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	—
Converted to units	(233)	(3,610)
Balance, March 31, 2006	638	9,961
iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	—
Converted to units	(65)	(743)
Balance, March 31, 2006	177	1,975
Total, March 31, 2006	2,991	51,885

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $15.56. During 2006, $3.6 million of 8% debentures were converted resulting in the issuance of 233,000 units.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit. During 2006, $0.7 million of 11% debentures were converted which resulted in the issuance of 65,000 units.

The 6.5% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $18.96. During 2006, $11.0 million of 6.5% debentures were converted which resulted in the issuance of 577,000 units.

The 9.4% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $16.02. During 2006, $2.2 million of 9.4% debentures were converted which resulted in the issuance of 136,000 units.

In connection with the Arrangement, the fair value of the conversion feature of the 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity. The fair value of the debentures upon acquisition and the allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option pricing model. During the period, $2.2 million was reclassified to capital upon conversion of the 6.5% and 9.4% debentures.

7.                   CAPITAL

	Three months ended		Year ended
	March 31, 2006		December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s)	($000s)
			(Restated - Note 1)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	—	—	—	(350)
Employee unit savings plan	53	1,174	89	1,646
Distribution reinvestment plan	143	3,165	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	—	—
Conversion of debentures	1,011	19,755	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	201,182	3,718,804	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s)	($000s)
	(Restated - Note 1)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	—
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, March 31, 2006	—	—

Pursuant to the Arrangement, all exchangeable shares were exchanged into units.

c)                   On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”). Under the terms of the Plan, both RTU’s and PTU’s may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued. PTU’s are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

For the three months ended March 31, 2006, the Trust recorded a compensation expense of $7.0 million (2005 – $2.4 million) and capitalized unit-based compensation of $2.6 million (2005 – $nil). Upon vesting, the rights may be settled in units or cash at the option of the holder subject to approval by the Trust. The March 31, 2006 compensation liability of $9.5 million (2005 – $7.9 million) has been classified as a current liability and the compensation liability is remeasured each period at the current market price of outstanding rights. The March 31, 2006, compensation liability was based on the period end closing price of $24.20 and management’s estimate of the number of RTU’s and PTU’s outstanding. The following table summarizes the number of RTU’s and PTU’s outstanding under the Plan:

	RTU’s	PTU’s
Granted	658,571	1,608,429
Forfeited	(2,386)	(2,058)
Balance, March 31, 2006	656,185	1,606,371

8.                   DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been declared to unitholders:

	$ /Unit	Amount ($000s)
Balance, December 31, 2005	6.338	525,581
January, 2006	0.23	46,161
February, 2006	0.23	46,222
March, 2006	0.23	46,251
	0.69	138,634
Balance, March 31, 2006	7.028	664,215

9.                   FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Future Commodity Contracts

Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
5,000 Gj/d	Cdn $7.00 - $9.50	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $7.00 - $9.75	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $8.00 - $12.00	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $8.50 - $12.70	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $8.00 - $13.80	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn $8.00 - $11.25	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn $8.00 - $14.50	November 1, 2006 - March 31, 2007
5,000 Gj/d	Cdn $8.00 - $15.60	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $9.00 - $15.00	November 1, 2006 - March 31, 2007
20,000 Gj/d	Cdn $7.50 - $14.10	January 1, 2007 - March 31, 2007
Natural Gas - Fixed Price Contracts (AECO)
28,000 Gj/d	Cdn $7.77	April 1, 2006 - December 31, 2006
2,000 Gj/d	Cdn $8.91	July 1, 2006 - December 31, 2006
5,000 Gj/d	Cdn $8.47	January 1, 2007 - December 31, 2007
Crude Oil - Swaps (WTI)
2,250 Bbls/d	Cdn $64.56	April 1, 2006 - December 31, 2006
1,000 Bbls/d	Cdn $67.88	July 1, 2006 - December 31, 2006
3,500 Bbls/d	Cdn $70.70	April 1, 2006 - December 31, 2007
4,500 Bbls/d	Cdn $64.58	January 1, 2007 - December 31, 2007
Crude Oil - Collars (WTI)
500 Bbls/d	US $45.00 - $54.50	April 1, 2006 - June 30, 2006
500 Bbls/d	US $46.00 - $56.40	April 1, 2006 - June 30, 2006
500 Bbls/d	US $46.00 - $57.40	April 1, 2006 - June 30, 2006
500 Bbls/d	US $50.00 - $58.00	April 1, 2006 - June 30, 2006
500 Bbls/d	US $44.00 - $50.60	April 1, 2006 - June 30, 2006
500 Bbls/d	US $50.00 - $64.00	July 1, 2006 - September 30, 2006
1,000 Bbls/d	US $44.00 - $50.60	January 1, 2006 - December 31, 2006
1,000 Bbls/d	US $40.00 - $52.90	January 1, 2006 - December 31, 2006
500 Bbls/d	US $45.00 - $67.00	January 1, 2006 - December 31, 2006
1,000 Bbls/d	US $50.00 - $80.28	January 1, 2006 - December 31, 2006
1,000 Bbls/d	US $50.00 - $77.00	January 1, 2007 - December 31, 2007
1,000 Bbls/d	US $53.00 - $77.00	January 1, 2007 - December 31, 2007
2,000 Bbls/d	US $60.00 - $75.07	April 1, 2006 - December 31, 2006
2,000 Bbls/d	US $60.00 - $77.00	January 1, 2007 - December 31, 2007
Crude Oil - Three-Way Collars with Call Spread (WTI)
1,000 Bbls/d	US $45.00 - 52.90 - 54.95	January 1, 2006 - December 31, 2006
Crude Oil - Participating Swaps (WTI)
500 Bbls/d	US $45.00 + 79% Participation	January 1, 2006 - December 31, 2006
500 Bbls/d	US $50.00 + 55% Participation	January 1, 2006 - December 31, 2006
Crude Oil - Fixed Price Contracts (WTI)
1,000 Bbls/d	US $48.12	January 1, 2006 - December 31, 2007
500 Bbls/d	US $48.08	January 1, 2006 - December 31, 2007
Alberta Power - Fixed Price Contracts (Alberta Power Pool)
2 MWh	Cdn $47.50	January 1, 2005 - December 31, 2006
5 MWh	Cdn $48.25	January 1, 2006 - December 31, 2006

The estimated fair value of financial derivative instruments is based on quoted market prices.

10.            CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident.

At the time, Canetic carried control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated at $50.0 million. Canetic is currently working through the remaining claims with its insurers. At March 31, 2006, costs approximating $50.0 million have been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million. Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT
J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Richard J. Tiede, P.Eng
Vice President, Business Development

Wesley R. Morningstar, P.Geol
Vice President, Exploitation and Development

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

Keith S. Rockley
Vice President, Human Resources
& Corporate Administration

David M. Sterna
Vice President, Corporate Planning and Marketing

Donald W. Robson
Vice President, Land

DIRECTORS
Jack C. Lee, Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Paul Colborne, Calgary, Alberta

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, P.Eng, Houston, Texas

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS
Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS
Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank

PETROLEUM CONSULTANTS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING
Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: CNE.DB.A 9.4%; CNE.DB.B 6.5%;
CNE.DB.C 8.0%; CNE.DB.D 11.0%

1900, 255-5th Avenue SW
Calgary, Alberta
Canada T2P 3G6

Telephone: (403) 539-6300
Toll Free: 1-877-539-6300
Facsimile: (403) 539-6499

Email: info@canetictrust.com
Website: www.canetictrust.com